Dated as of: September 18, 2023

FOURTH AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]
Vontobel Global Environmental Change Fund	Institutional Class	80 bps
Vontobel U.S. Equity Institutional Fund	Institutional Class	65 bps

ADVISERS INVESTMENT TRUST		VONTOBEL ASSET MANAGEMENT, INC.

By:	/s/ Barbara J. Nelligan	By:	/s/ Melissa Demcsik
Name:	Barbara J. Nelligan	Name:	Melissa Demcsik
Title:	President, Advisers Investment Trust	Title:	CEO

		By:	/s/ Bartolomeo Toto
		Name:	Bartolomeo Toto
		Title:	Head of Finance

[1]	Expressed as a percentage of a Fund’s average daily net assets.